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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                  SCHEDULE TO

                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               ----------------
                                  MGM MIRAGE
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   552953101
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  Copies to:

            Gary N. Jacobs, Esq.
          Executive Vice President                         Janet S. McCloud, Esq.
              & General Counsel                          Christensen, Miller, Fink,
                 MGM MIRAGE                         Jacobs, Glaser, Weil & Shapiro, LLP
                c/o Bellagio                              2121 Avenue of the Stars
         3600 Las Vegas Blvd. South                              18th Floor
             Las Vegas, NV 89109                           Los Angeles, CA 90067
               (702) 693-7120                                  (310) 553-3000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           Calculation Of Filing Fee

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
           Transaction Valuation*                           Amount of Filing Fee
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
               $109,596,523.00                                   $21,919.30
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
 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,825,838 shares of common stock of MGM MIRAGE having an aggregate value of $109,596,523 as of November 5, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of eligible options on November 5, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $21,919.30       Filing party: MGM MIRAGE
    Form or Registration No.: Schedule TO    Date filed: November 12, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_] third party tender offer subject to Rule 14d-1.
  [X] issuer tender offer subject to Rule 13e-4.
  [_] going-private transaction subject to Rule 13e-3.
  [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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   This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO ("Schedule To") filed with the Securities and Exchange Commission on November 12, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated November 13, 2001.

ITEM 4. TERMS OF THE TRANSACTION.

   Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

  (a) The offer expired at 5:00 P.M., Pacific Time, on December 12, 2001. Pursuant to the offer, we accepted for cancellation options to purchase 5,716,000 shares of MGM MIRAGE common stock, which represented 52.8% of the options eligible for exchange. Subject to the terms and conditions of the offer, we will grant replacement options to purchase
      5,144,400 shares of MGM MIRAGE common stock in exchange for such cancelled options to an aggregate of 199 option holders. On December 18, 2001, we sent each option holder whose options had been accepted for exchange a letter substantially in the form of Exhibit (a)(4) hereto.

  (b) Of the total options eligible for exchange 5,489,338 were held by the officers and directors of MGM MIRAGE. We accepted from 23 officers and directors 1,654,000, or 30.1%, of such options to purchase shares of MGM MIRAGE common stock.


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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                          MGM MIRAGE

                                          /s/ James J. Murren
                                          _____________________________________
                                          James J. Murren
                                          President, Chief Financial Officer
                                           and Treasurer

Date: December 19, 2001

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                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
 (a) (1) Offer to Exchange, dated November 13, 2001.*

     (2) Form of Election Form.*

     (3) Letter to MGM MIRAGE Option Holders, dated November 13, 2001.*

     (4) Form of Promise to Grant Stock Options.*

 (b)     Not applicable.

 (d) (1) MGM MIRAGE 1997 Nonqualified Stock Option Plan, attached as Exhibit
         10.3 to MGM MIRAGE's Quarterly Report on Form 10-Q for the period ended September 30, 2000 and incorporated herein by reference.*

     (2) Form of Replacement Grant Nonqualified Stock Option Agreement.*

 (g)     Not applicable.

 (h)     Not applicable.

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*  Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 12, 2001.

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